September 9, 2021

              VIA E-MAIL

              Julie Collett, Esq.
              Senior Director and Counsel
              Equitable Financial Life Insurance Company
              1290 Avenue of the Americas
              New York, NY 10104

              Re:            Separate Account FP
                             Equitable Financial Life Insurance Company
                             Initial Registration Statement on Form N-6
                             File Nos. 333-257925; 811-04335

              Dear Ms. Collett:

                     On July 15, 2021 you filed the above-referenced initial registration statement on Form N-
              6 on behalf of Equitable Financial Life Insurance Company (the
Company   ) and its separate
              account. Based on the Company   s representations in the letter
accompanying the registration
              statement, we have given the registration statement a selective review. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.1

              General

                      1. Please confirm that all missing information, including all exhibits, will be filed in a pre-
                         effective amendment to the registration statement. We
may have further comments when
                         you supply the omitted information.

                      2. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) of the Securities Act of 1933,
as amended (the    1933 Act   ).

              Cover Page

                      3. Please state that additional information about certain investment products, including variable life insurance, has been prepared by the
Securities and Exchange Commission   s
                         staff and is available at Investor.gov. Item 1(a)(7)
of Form N-6.



              1
                  Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.



     Julie Collett, Esq.
    September 9, 2021
    Page 2 of 8

       4. Please reconcile the cancellation provision described in the third
paragraph (i.e.,    [i]n
          most states, we will refund the policy account value less any outstanding loan and
          accrued loan interest      ) with the cancellation provision
described on page 51 of the
          prospectus (i.e.,    [i]n most states, we will refund the premiums
that were paid, less any
          outstanding loan and accrued loan interest      ).

       5. In the second paragraph under the    What is COIL Institutional
Series?    discussion,
          please make clear that an investor could experience a significant loss of principal and previously credited interest in connection with the MSO. Please make corresponding changes to the definition of the MSO on page 5 and the MSO discussion on page 24.

    Definition of Key Terms (pages 5-6)

       6. Please reconcile the definition of Cash Surrender Value, which is described as the difference between the policy account value and any surrender charges, with the definition on page 24, which is described as the policy account value plus the Enhanced
          Amount, if applicable. Please similarly reconcile the definition of Net Cash Surrender
          Value, which is described as the difference between the policy account value minus any outstanding loan and accrued loan interest, with the definition on page 24 of cash surrender value minus any outstanding policy loan and accrued loan interest.

       7. In the Net Policy Account Value definition, please remove the reference to the living benefits rider, which is not offered under the Policy. Please also remove the living benefit reference on page 26 in the discussion regarding unrestricted transfers out of the GIO and in the discussion on Borrowing From Your Policy on page 13 of the Initial Summary
          Prospectus.

    Important Information You Should Consider About the Policy (pages 7-9)

       8. Please state in the Charges for Early Withdrawals section that the Company will not deduct a charge for surrendering the Policy. Please also state that there is an MSO Early
          Distribution Adjustment on amounts withdrawn before segment maturity, which could result in a 75% loss of Segment Account Value, and provide a cross-reference to the
          MSO prospectus for more information.

       9. In the Transaction Charges discussion, please remove the reference to charges imposed in
          connection with requests to decrease the policy   s face amount, as
the Policy does not
          impose any such charge.

       10. In the Ongoing Fees and Expenses row of the table, please include MSO and loan charges in the list of fees and expenses. Please also disclose the minimum and maximum
           Portfolio expenses before expense reimbursements or fee waiver arrangements.
           Instruction 2(c)(ii)(A) to Item 2 of Form N-6.

       11. When describing Insurance Company Risks, please note that any policy obligations, including under the fixed rate option and under the MSO, are subject
to the Company   s
     Julie Collett, Esq.
    September 9, 2021
    Page 3 of 8

           claims-paying ability. Moreover, to avoid investor confusion, please replace the phrase
              fixed rate option    with    guaranteed investment option,    as
is used elsewhere in the
           prospectus. Please also provide a cross-reference to the    About
our general account
           section of the prospectus. Instruction 1(b) to Item 2 of Form N-6.

       12. In the Policy Lapse section of the Risks table, please briefly reference the Policy
           Continuation Rider (e.g., the Policy will not lapse so long as the conditions of the rider are satisfied, including that there is sufficient net policy account value to cover the Policy
           Continuation Charge, and the rider is exercised) and provide a corresponding cross-
           reference. Please also consider briefly disclosing the operation of the grace period if the policy is in default, including the notice to be provided and whether the owner may have an opportunity to make an additional payment to keep the policy in force.

       13. When discussing Investments     Restrictions, please make clear in
the first sentence that
           an owner may allocate premiums to the Portfolios and to the GIO and the MSO. Please
           clarify that the transfer restrictions discussed in the second paragraph refer only to transfers among the variable investment options, if true.

    Overview of the Policy (pages 10-11)

       14. In the first paragraph, please note that the MSO is an index-linked investment option, which is described in a separate prospectus. In the last paragraph before the Contract
           Features discussion, please note that an owner can also allocate policy value to the MSO, and state that the MSO rider provides owners with the opportunity to earn interest that the
           Company will credit based in part on the performance of the S&P 500 Price Return
           Index, subject to the possibility of negative returns and significant loss of principal and previously credited interest. Please also disclose that different procedures and additional restrictions on withdrawals, loans, surrender, and right to cancel apply to the MSO, and provide a cross-reference to the MSO prospectus.

       15. Please briefly describe the Enhanced Amount.

       16. When describing the types of death benefit under the Policy, please disclose that under
           Option B, the policy account value is increased by the Enhanced Amount (during the first
           14 policy years). Please make corresponding changes to the    Your
Policy   s    Death
           Benefit    Options    discussion on page 8 of the Initial Summary
Prospectus.

    Fee Table (pages 12-14)

       17. In the Periodic Charges table, please clarify that the Integrated Term Rider cost of insurance and administrative charges for a representative investor are shown at the time of a requested ITR face amount increase. Similarly, the ITR cost of insurance charge should be shown as a per $1,000 of rider term insurance benefit and any requested ITR face amount increase.
     Julie Collett, Esq.
    September 9, 2021
    Page 4 of 8

       18. With regard to the Policy Continuation Rider, please remove the term
   Highest    when
           stating the rate of 13.10% for policies with the cash value accumulation test, as the table
           already states that this is the    Maximum rate.    Similarly,
please remove the phrase
              Lowest: 5.00%,    as the current rate for a policy with the cash
value accumulation test is
           8.60% (and current rates are not otherwise provided in the table).

       19. In the first footnote to the Periodic Charges table, please remove the reference to the surrender charge, as the Policy does not impose surrender charges. Please also remove references to surrender charges in the Initial Summary Prospectus (e.g., in the
           Surrendering the Policy section of the Overview of the Policy on page 7 and in the discussion on Borrowing From Your Policy on page 13).

       20. In footnote 1 to the Annual Portfolio Company Expenses table, please state that the
           Expense Limitation Arrangement does not apply to unaffiliated Portfolios.

    Principal Risks of Investing in the Policy (page 16)

       21. In the third bullet, please indicate that the policy could lapse due to insufficient premium payments.

       22. Please disclose that there may be adverse tax consequences associated with taking a policy loan or making a partial withdrawal.

       23. Please consider stating that the guarantees made by the Company under the Policy are
           supported by the Company   s general account and are subject to the
Company   s claims
           paying ability, and that an investor should look solely to the financial strength of the
           Company for its claims-paying ability.

    Payment of Premiums and Determining Your Policy   s Value (pages 22-25)

       24. The prospectus states that under the Executive Underwriting Program, the best eligible underwriting classification is Preferred. Please clarify in the disclosure where the
           Preferred underwriting classification ranks in terms of the Policy s underwriting classifications. If true, please also state that the cost of insurance charges are higher for healthy individuals under the Executive Underwriting Program than under the traditional underwriting process. Instruction 2 to Item 7(a) of Form N-6.

       25. In the    Policy    Lapse    and Termination    discussion on page
23, please clarify that the
           policy will not lapse if the owner satisfies the requirements of the Policy Continuation
           Rider, including that there is sufficient net policy account value to cover the Policy
           Continuation Charge, and include a corresponding cross-reference to the rider discussion later on in the prospectus.
     Julie Collett, Esq.
    September 9, 2021
    Page 5 of 8

    Transferring Your Money Among Our Investment Options (pages 26-27)

       26. The first paragraph states that the Company reserves the right to restrict transfers among variable investment options, including that the Company could require a minimum time period between transfers and a maximum dollar amount for transfers. Please describe all limitations under the contract regarding transfers, including such minimum time periods and maximum dollar amounts. Item 8(b)(2) of Form N-6.

    Death Benefits/Accessing Your Money (pages 28-32)

       27. Please disclose on page 28 that increases and decreases in insurance coverage may impact the values in the MSO Holding Accounts and Segment Accounts, and provide a corresponding cross-reference to the MSO prospectus.

       28. When describing on page 29 how the alternative death benefit is calculated under the cash value accumulation test, please clarify that it is equal to the policy account value
           (including any applicable Enhanced Amount) multiplied by the specified policy percentage. Please also remove the reference to policies issued on or after January 1,
           2021, as all Policies fall into this category.

       29. Under Accessing Your Money, please more clearly state that policy loans, partial withdrawals, and policy surrender may have tax consequences.

       30. Please state the current loan interest rate charged under the Policy. Please also disclose how loan interest due is credited under the Policy (e.g., the amount is transferred from the investment options to the loan account). Item 13(c) of Form N-6.

    Other Benefits Available Under the Policy (pages 39-45)

       31. Please include the Enhanced Amount in the additional benefits table.
Item 11(a) of Form
           N-6.

       32. Regarding the Integrated Term Rider, please clarify in the second column of the table that the purpose of the rider is to provide additional coverage in the form of a higher death benefit. Please revise the first bullet in the fourth column to state that the rider must be elected at policy issue, and replace the second bullet with bullets that briefly describe the restrictions and limitations associated with the rider. Instructions 3 and 5 to Item 11(a) of
           Form N-6.

       33. Please clarify in the additional benefits table and on page 43 that the Policy Continuation
           Rider protects against future policy lapse when monthly deductions cannot be paid due to loan indebtedness. Please also state in the table that the Policy Continuation Rider cannot be exercised if Death Benefit Option B is in effect, and state that when the rider is in effect, partial withdrawals, premium payments, changes to the policy face amount and death benefit option, and transfers out of the unloaned guaranteed interest option are prohibited. Please remove the second bullet, which is redundant with the first, and the
     Julie Collett, Esq.
    September 9, 2021
    Page 6 of 8

           third bullet, as the narrative preceding the table makes clear that fees may be imposed under the riders.

       34. Please move the ITR Charges discussion on pages 41-42 to the More Information About
           Policy Charges section of the prospectus. After doing so, please disclose all current ITR charges as required by Item 7(a) of Form N-6.

       35. On page 43, please remove the reference to    this supplement
when providing a cross-
           referenced to the    Death Benefit under the ITR    section of the
prospectus.

       36. When describing the Policy Continuation Rider beginning on page 43, please state that the rider is automatically included with the Policy. Please also clarify on page 44 that the
           cross-reference to the    Policy Information    section is to a
section of the Policy, and not to
           a section of the prospectus.

       37. If true, please prominently disclose that the Company will include all MSO Segment
           Values in determining an owner   s eligibility under the Policy
Continuation Rider as well
           as in calculating the amount of the Policy Continuation Charge, and that upon exercise of the rider, all MSO Segments will terminate, the owner will forfeit any positive index performance, and the Company will apply an Early Distribution Adjustment. Please state that an owner should carefully consider whether to exercise the rider if amounts are invested in the MSO.

       38. On page 45, please clarify the references to    Account Value,
which is not defined in the
           prospectus.

    More Information About Policy Charges (pages 46-50)

       39. Please state that the transfer charge does not apply to transfers to or from the MSO.

       40. Please disclose that the loan interest spread will not exceed 5% for amounts allocated to
           MSO segments, and disclose the current loan interest spread for the MSO.

    More Information About Other Matters (pages 55-61)

       41. On page 57, please disclose that payments from the MSO Holding Accounts or Segment
           Accounts may be delayed under certain circumstances, and provide a corresponding cross-reference to the MSO prospectus.

    Requesting More Information

       42. Please replace the last three sentences of the back cover page with the statement required
           by Item 1(b)(3) of Form N-6 (i.e.,    Copies of this information may
be obtained, upon
           payment of a duplicating fee, by electronic request at the following email address:
           publicinfo@sec.gov.   ).
     Julie Collett, Esq.
    September 9, 2021
    Page 7 of 8

        43. Please include the EDGAR contract identifier for the Policy on the bottom of the back cover page in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Item 1(b)(4) of Form N-6

    INITIAL SUMMARY PROSPECTUS

    General

        44. Please apply all comments herein to the summary prospectus, as applicable.

        45. Please confirm supplementally that the following sections of the summary prospectus are identical to the corresponding sections of the statutory prospectus: Important Information
            You Should Consider About the Policy (Item 2 of Form N-6), Overview of the Policy
            (Item 3 of Form N-6), Other Benefits Available Under the Policy (Item 11(a) of Form N-
            6), Additional Information About Fees (Item 4 of Form N-6), and
Appendix: Investment
            Options Available under the Policy (Item 18 of Form N-6). See also Rule 498A of the
            1933 Act.

    Important Information You Should Consider About the Policy (pages 3-5)

       46. Certain cross-references in this section refer to other sections of the summary prospectus.
           Please provide cross-references to the location in the statutory prospectus where the subject matter is discussed in greater detail. Instruction 1(b) to
Item 2 of Form N-6.

                                                 ********
            Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

            You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

            Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendment. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

            In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
     Julie Collett, Esq.
    September 9, 2021
    Page 8 of 8

            Should you have any questions prior to filing pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.


Sincerely,

                                                                       /s/
Elisabeth Bentzinger


Elisabeth Bentzinger
                                                                       Senior
Counsel


    cc: Andrea Ottomanelli Magovern
        Sally Samuel